India Globalization Capital, Inc.
4336 Montgomery Ave.
Bethesda, MD 20814
March 2, 2006
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	John Reynolds
Assistant Director
Division of Corporation Finance

Re:	India Globalization Capital, Inc.
Registration Statement on Form S-1
Registration Statement No. 333-124942
Dear Mr. Reynolds:
     India Globalization Capital, Inc. (the “Registrant”) hereby requests that the Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Filing”) to become effective at 3:00 p.m., Eastern Time, on Thursday, March 2, 2006, or as soon thereafter as practicable.
     The Registrant acknowledges that:
1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing.

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

3.	The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, INDIA GLOBALIZATION CAPITAL, INC.
/s/Ram Mukunda
Ram Mukunda
Chief Executive Officer and President

cc: Thomas Kluck